                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                         SHELBOURNE PROPERTIES II, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    821374105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)




                                 MARCH 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------

CUSIP No.   821374105
--------------------------------

----------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- ------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |_|
                                                                                                                 (b) |_|
--------- ------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- ------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    |_|

--------- ------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------------------------------------------------------------------------------------------------------------------------

  NUMBER OF                   SOLE VOTING POWER
                   7
    SHARES                    70,164 shares (1)
                   ---------- ----------------------------------------------------------------------------------------------
 BENEFICIALLY      8          SHARED VOTING POWER

   OWNED BY
                   ---------- ----------------------------------------------------------------------------------------------
     EACH                     SOLE DISPOSITIVE POWER
                   9
  REPORTING                   70,164 shares (1)
                   ---------- ----------------------------------------------------------------------------------------------
    PERSON         10         SHARED DISPOSITIVE POWER

     WITH
----------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          70,164 shares (1)
--------- ------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     |_|


--------- ------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.84%
--------- ------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
----------------------------------------------------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



---------------------------------

CUSIP No.   821374105
---------------------------------

----------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- ------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) |_|
                                                                                                               (b) |_|
--------- ------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
           OO
--------- ------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    |_|

--------- ------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
----------------------------------------------------------------------------------------------------------------------------

     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    70,164 shares
                      ---------- -------------------------------------------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER

      OWNED BY
                      ---------- -------------------------------------------------------------------------------------------
        EACH                     SOLE DISPOSITIVE POWER
                      9
     REPORTING                   70,164 shares
                      ---------- -------------------------------------------------------------------------------------------
       PERSON         10         SHARED DISPOSITIVE POWER

        WITH
----------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          70,164 shares
--------- --------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     |_|

--------- --------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.84%
--------- --------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
----------------------------------------------------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 amends certain information contained in the
Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties II, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 14, 2002, as further amended by Amendment No. 2 thereto filed on March 26, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used to purchase the additional 400 shares of Common Stock held by HX was $20,980. The source of funds used to purchase such shares was capital contributions from partners of HX.


Item 4. Purpose of Transaction.

         On March 5, 2002, Mr. Ashner met with representatives of the Company to discuss in general terms the strategic direction of the Company and issues relating to the management of the Company in light of the share repurchase transaction between the Company and Presidio Capital Investment Company, LLC. At such meeting, Mr. Ashner requested an additional meeting in order to further discuss such issues. Between March 5, 2002 and March 25, 2002, Mr. Ashner had occasional informal discussions with certain directors of the Company. On March 26, 2002, Mr. Ashner again met with representatives of the Company to further discuss in general terms the strategic direction of the Company and issues relating to the management of the Company. At such meetings no agreements were reached. It is expected that Mr. Ashner and the representatives of the Company will have additional meetings to expand on these general discussions.


Item 5. Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 894,792 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed report on Form 10-Q less the number of shares that the Company has disclosed it has repurchased from affiliates of NorthStar.

         As of the close of business on March 26, 2002:

          (i) HX owns 70,164 shares which constitute approximately 7.84% of the shares of Common Stock outstanding.

          (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 70,164 shares owned by HX. Such shares constitute approximately 7.84% of the shares of Common Stock outstanding.

         (b) Mr. Ashner has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by HX.

         (c) Set forth on Schedule 1 hereto is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons.


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2002

                                      HX INVESTORS L.P.

                                      By:    Exeter Capital Corporation
                                             General Partner

                                      By:    /s/ Michael L. Ashner
                                           --------------------------------
                                             Michael L. Ashner, President



                                               /s/ Michael L. Ashner
                                      -------------------------------------
                                               Michael L. Ashner

                                   SCHEDULE 1


         Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons. Except as otherwise indicated, all such transactions were purchases effected by HX on the open market.

         DATE                 NUMBER OF SHARES             PRICE PER SHARE
         ----                 ----------------             ---------------

         2/15/02                      100                       $40.70
         2/15/02                      900                       $41.00
         2/15/02                    1,000                       $41.00
         2/19/02                      200                       $42.15
         2/19/02                      200                       $42.25
         2/19/02                      500                       $42.40
         2/19/02                      500                       $42.50
         2/19/02                      500                       $42.50
         2/19/02                      500                       $42.60
         2/20/02                      200                       $42.40
         2/20/02                      200                       $42.90
         2/20/02                      200                       $43.40
         2/20/02                      200                       $43.50
         2/20/02                      300                       $41.61
         2/20/02                      500                       $42.00
         2/20/02                      200                       $42.20
         2/20/02                      300                       $44.50
         2/28/02                      300                       $50.84
         3/01/02                      400                       $51.30
         3/06/02(a)                 7,614                       $51.00
         3/12/02                      300                       $52.28
         3/13/02                    1,300                       $52.41
         3/14/02                    1,500                       $52.10
         3/15/02                      700                       $52.10
         3/18/02                    4,650                       $52.10
         3/21/02                    1,000                       $52.45
         3/22/02                      500                       $52.45
         3/25/02                    1,500                       $52.45
         3/26/02                      400                       $52.45


(a)      Acquired through privately negotiated transaction.